SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2 1

GTT Communications, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

362393100

(CUSIP Number)

Charlesbank Capital Partners LLC 200 Clarendon Street, 54th floor Boston, MA 02116	Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600
Attn: Stephanie Paré Sullivan, Esq. Tel: 617-619-5400	Attn: Thomas J. Danielski, Esq. Tel: 617-951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) CBEP Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) OO

*

Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) Charlesbank Equity Fund IX GP, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%**
14.	Type of Reporting Person (See Instructions) PN

*	Represents shares of Common Stock held by CBEP Investments, LLC. The Reporting Person is the manager of CBEP Investments, LLC.
**

Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) Charlesbank Equity Fund IX GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%**
14.	Type of Reporting Person (See Instructions) OO

*

Represents shares of Common Stock held by CBEP Investments, LLC. The Reporting Person is the sole member of Charlesbank Equity Fund IX GP, Limited Partnership, which is the manager of CBEP Investments, LLC.

**

Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) Charlesbank Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%**
14.	Type of Reporting Person (See Instructions) OO

*

Represents shares of Common Stock held by CBEP Investments, LLC. The Reporting Person is the sole member of Charlesbank Equity Fund IX GP, LLC, which is the general partner of Charlesbank Equity Fund IX GP, Limited Partnership, which is the manager of CBEP Investments, LLC.

**

Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed jointly on April 13, 2020 (as amended by Amendment No. 1 to Schedule 13D, filed jointly on February 26, 2021 by each of the Reporting Persons listed in Item 2 below (“Amendment No. 1”), the “Amended Schedule 13D”) by each of the Reporting Persons listed in Item 2 below, and relates to the Common Stock, $.0001 par value (the “Common Stock”), of GTT Communications, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 7900 Tysons One Place, Suite 1450, McLean, VA 22101.

This Amendment No. 2 is being filed as a result of the sale of Common Stock of the Issuer in accordance with a 10b5-1 Plan, dated as of February 25, 2021 (the “10b5-1 Plan”), between J.P. Morgan Securities LLC (“JPMS”) and the Reporting Persons, for the sale of the Reporting Persons’ Common Stock designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The 10b5-1 Plan was attached as Exhibit 99.2 to Amendment No. 1 and is hereby incorporated by reference in its entirety.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D.

Item 2. Identity.

(a) This Amendment No. 2 is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1. CBEP Investments, LLC, a Delaware limited liability company (“CBEP”);

2. Charlesbank Equity Fund IX GP, Limited Partnership, a Massachusetts limited partnership (“Fund IX GP”);

3. Charlesbank Equity Fund IX GP, LLC, a Massachusetts limited liability company (“Fund IX GP LLC”); and

4. Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“CCP”).

The Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 99.1.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to the 10b5-1 Plan, on February 26, 2021 and March 1, 2021, JPMS sold the Reporting Persons’ beneficially owned Common Stock in open market transactions, the net impact of which was to reduce the Reporting Persons’ beneficial ownership to below 5% of the outstanding shares of Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages and Item 2(a) above.

(c) See Schedule 1.

(d) Except as otherwise described in this statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) As of March 1, 2021, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2021

CBEP INVESTMENTS, LLC

By:	/s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: Chief Operating Officer, General Counsel and Secretary

CHARLESBANK EQUITY FUND IX GP, LIMITED PARTNERSHIP

By:	Charlesbank Equity Fund IX GP, LLC, its General Partner
By: Charlesbank Capital Partners, LLC, its Sole Member

By:	/s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: General Counsel and Chief Operating Officer

CHARLESBANK EQUITY FUND IX GP, LLC

By:	Charlesbank Capital Partners, LLC, its Sole Member

By:	/s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: General Counsel and Chief Operating Officer

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Stephanie Paré Sullivan
Name: Stephanie Paré Sullivan
Title: General Counsel and Chief Operating Officer

Schedule 1

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

All of the below transactions in the Common Stock were open market transactions by JPMS, traded pursuant to the 10b5-1 Plan and in the ordinary course over the New York Stock Exchange. Each price per share amount is gross of, and does not reflect reduction for, brokerage commissions.

Trade Date	Number of Shares Sold	Price per Share
2/26/2021	1,034,250	$1.8918
3/1/2021	2,926,138	$1.8308